Exhibit 4.8


                                 AMENDMENT NO. 2
                                     TO THE
                             FORGENT NETWORKS, INC.
                             1996 STOCK OPTION PLAN

         The Board of Directors of Forgent Networks, Inc. (formerly VTEL Corporation) (the "Company") has approved the amendment specified below to the Forgent Networks, Inc. 1996 Stock Option Plan (the "Plan"). Such amendment was approved by the stockholders of the Company at a Special Meeting held on January 14, 2002.

         Section 3 of the Plan was amended to read in its entirety as follows:

                  "3. Stock  Subject to the Plan.  Subject to the  provisions of
         Section 11 of the Plan, the aggregate number of Shares which may be optioned and sold under the Plan is three million and eight hundred thousand (3,800,000), plus Reacquired Shares. The Shares may be authorized, but unissued, or reacquired.

                           If Shares are received by the Company in connection with the exercise of an Option hereunder by the delivery of Shares (if authorized), or if an Option should expire or become unexercisable for any reason without having been exercised in full, such Shares received, or remaining unpurchased, shall be available for future grant under the Plan."